SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Name of Filing Person (Offeror))

Common Shares, no par value	N/A
(Title of classes of securities)	(CUSIP number of common shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

US$53,258,072.50	US$2,093.04

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) only. The Transaction Valuation was calculated assuming the purchase of all outstanding common shares, no par value, other than common shares owned directly or indirectly by the Filing Person, at a purchase price of R$79.51 in cash per common share. As of September 12, 2008 there were 2,492,476 common shares outstanding, of which 1,292,679 common shares are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 1,199,797 outstanding common shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on September 12, 2008 of US$1.00=R$1.7912.

(2)

The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate

Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	2,093.04	Filing Party:	Telemar Norte Leste S.A.
Form of Registration No.:	Schedule TO-I	Date Filed:	September 16, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9 and Item 11.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission, or the SEC, on September 16, 2008 by Telemar Norte Leste S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Telemar. The Schedule TO relates to the offer by Telemar to purchase any and all outstanding common shares, no par value, of Tele Norte Celular Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or TNCP, at a price of R$79.51 per common share (for reference, equivalent to approximately US$44.39 per common share based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasília time (6:00 p.m., New York City time) on September 12, 2008, which was US$1.00=R$1.7912) in cash, adjusted by the fluctuation in average daily rate of the Certificado Depositário Interbancário (Interbank Deposit Certificate), a Brazilian interbank interest rate (which, for reference, was approximately 13.59% on September 12, 2008), from April 3, 2008, the date of completion of the acquisition of certain common shares and preferred shares of TNCP by Telemar as described in the offer to purchase dated September 12, 2008 (the “Offer to Purchase”), until the date payment is made for common shares purchased in the tender offer, net of stock exchange and settlement fees described in the Offer to Purchase, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(1)(A). The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Items 1 through 11 and 13 of the Combined Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 1 refer to the Offer to Purchase.

FRONT COVER

The first paragraph on the front cover is hereby amended to remove the words “OR EARLIER TERMINATED” where they appear.

SUMMARY TERM SHEET—Expiration Date.

The first and second paragraphs adjacent to the caption “Expiration Date” on page 1 are hereby amended to remove the words “or earlier terminated” where they appear.

SUMMARY TERM SHEET—Why are you offering to purchase my shares?

The first paragraph adjacent to the caption “Why are you offering to purchase my shares?” on page 2 is hereby amended and restated to read as follows:

“We are required by Brazilian law to make an offer to purchase all of the outstanding voting shares of TNCP that we did not acquire on April 3, 2008 for a purchase price of at least 80% of the purchase price paid to Vivo for the common shares acquired from Vivo on April 3, 2008. The purchase price that we paid to Vivo for the common shares that we acquired from Vivo on April 3, 2008 was R$99.38 per common share. As a result, the purchase price that we are required to pay in this tender offer is no less than R$79.51 per common share, or 80% of the purchase price per common share paid to Vivo.”

INTRODUCTION

The eighth paragraph under the caption “Introduction” on page 7 is hereby amended and restated to read as follows:

“On April 3, 2008, we acquired 51.86% of the outstanding common shares under the Telemar Stock Purchase Agreement. Pursuant to Article 254-A of Law No. 6,404/76 of Brazilian law, we are required to make an offer to purchase all of the remaining outstanding voting shares of TNCP for at least 80% of the purchase price paid to Vivo for the common shares acquired from Vivo on April 3, 2008. The purchase price that we paid to Vivo for the common shares that we acquired from Vivo on April 3, 2008 was

R$99.38 per common share. As a result, the purchase price that we are required to pay in this tender offer is no less than R$79.51 per common share, or 80% of the purchase price per common share paid to Vivo. The tender offer is being made in compliance with Article 254-A of Law No. 6,404/76.”

THE TENDER OFFER—SECTION 1. TERMS OF THE TENDER OFFER AND EXPIRATION DATE

The second paragraph under the caption “Section 1. Terms of the Tender Offer and Expiration Date—General” on page 9 is hereby amended to remove the words “or earlier terminated” where they appear.

The following text is hereby added under the caption “Section 1. Terms of the Tender Offer and Expiration Date” on page 9 immediately before the caption “Extension, Amendment and Termination”:

“The Auction

The common shares tendered in the tender offer will be purchased through an Auction on the BOVESPA. Under Brazilian regulations, the Auction is required to be conducted under the rules prescribed by the BOVESPA. These rules require that:

•	we submit a form of the Edital (Notice of Tender Offer) relating to the tender offer to the BOVESPA for its review, comment and approval; and

•	we submit to the BOVESPA the following documents which may be accessed by shareholders:

•	a list of all registered holders of the shares issued by TNCP as of a date within 10 days prior to the date on which we filed a form of the Notice of Tender Offer with the CVM; and

•

a laudo de avaliação (valuation report) prepared by the intermediary institution engaged with respect to the tender offer, a brokerage company, a distributor of securities, a financial institution with an investment portfolio and experience in preparing valuation reports, or a specialized company with experience in preparing valuation reports.

As part of the authorization process, we were permitted to request that the Auction be scheduled on a specific date. As part of the BOVESPA’s authorization of the Auction, the BOVESPA specified:

•	the time and date on which brokers that wish to participate in the Auction must qualify to participate;

•	the time on the Auction Date by which sell orders for the common shares must be submitted through the Megabolsa, the electronic trading system of the BOVESPA;

•	the code to be used on the Megabolsa for submitting sell orders in the Auction; and

•	the time on the Auction Date at which the Auction will take place.

In connection with the Auction, we were required to engage an intermediary institution, which pursuant to Brazilian regulations must be a brokerage company, a distributor of securities, or a financial institution with an investment portfolio, to place buy orders on our behalf in the Auction and to guarantee our purchase of the common shares for which we place these buy orders.

On September 16, 2008, after obtaining the approval of the CVM and the BOVESPA, we published the Notice of Tender Offer in Valor Econômico as required by Brazilian regulations. Under Brazilian regulations, the Auction must occur no earlier than the 30th day and no later than the 45th day following the publication of the Notice of Tender Offer (or the following Brazilian business day if the 45th day is not a Brazilian business day).

The authorization granted by the BOVESPA provided that the Auction would occur at 1:00 p.m., Brasília time (12:00 noon, New York City time) on the Auction Date. Under the rules of the BOVESPA,

the Auction will take place through the Megabolsa. The Auction must follow the rules established by the BOVESPA, and each shareholder tendering its common shares in the Auction is required to comply with the requirements of the BOVESPA for trading shares on the BOVESPA.

In order to participate in the Auction, prior to 5:00 p.m. (Brasília Time) on the business day immediately preceding the Auction Date, shareholders who wish to participate in the Auction must qualify to do so, indicating to Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, the Brazilian intermediary institution, or any other brokerage company authorized to represent such holder the BOVESPA, the number of common shares such holder intends to tender in the tender offer. To qualify for the Auction, shareholders must observe the procedures required by the brokerage company for such registration.

Common shares held through the Transfer Agent are not registered at CBLC. A Holder of common shares held through the Transfer Agent should instruct its broker to request the transfer of its common shares to the custody of CBLC in order to enable the broker to tender the common shares in the Auction on its behalf. Settlement of transfers of common shares to the custody of CBLC occurs three Brazilian business days following the execution of the order to transfer. As a result, a holder must request this transfer no less than three Brazilian business days prior to the Expiration Date.

Sell orders from brokers tendering common shares on behalf of tendering shareholders, must be submitted no later than 12:00 noon, Brasília time (11:00 a.m., New York City time), on the Auction Date through the BOVESPA’s Megabolsa electronic trading system using the code “TNCP3L.”

Under the rules of the BOVESPA, any holder of common shares may instruct its broker to withdraw its sell order at any time prior to the commencement of the Auction.

At the time of the Auction, Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, the Brazilian intermediary institution, will submit a buy order for a number of common shares equal to all common shares that are qualified for the Auction at the price set forth in this offer to purchase on our behalf through the BOVESPA’s Megabolsa electronic trading system using the code “TNCP3L.” At the time of the Auction, unless a competing bid is made as described in “The Tender Offer—Section 2—Acceptance for Purchase and Purchase of Common Shares,” the BOVESPA will match the buy order made on our behalf with the sell orders placed on behalf of holders of common shares as described above.

In accordance with CBLC rules, the financial settlement of the Auction through the payment of the purchase price for common shares purchased by us in the Auction will occur three business days after the Auction Date and payment of the purchase price will be made on that date through the CBLC’s settlement system to each holder of common shares that were purchased in the Auction.

The caption “Extension, Amendment and Termination” on page 9 is hereby amended and restated to read “Extension and Amendment.

The first paragraph under the caption “Section 1. Terms of the Tender Offer and Expiration Date—Extension, Amendment and Termination” on page 9 is hereby amended and restated to read as follows:

“To the extent permitted by applicable Brazilian and U.S. securities laws, the CVM, the SEC, and the terms of the tender offer, we reserve the right, at any time and from time to time, in our sole discretion: (1) to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of and payment for tendered shares; and (2) to amend the tender offer in any respect. Under CVM regulations the Auction must occur no later than October 31, 2008. In order to comply with the requirements of the Exchange Act and the rules thereunder, any such extension, delay or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rule 14e-1 under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement in the United States other than by issuing a press release to the Dow Jones News Service, the Public Relations Newswire or Business Wire.”

THE TENDER OFFER—SECTION 3. PROCEDURES FOR ACCEPTING THE TENDER OFFER AND TENDERING COMMON SHARES

The second paragraph under the caption “General” on page 12 is hereby amended and restated to read as follows:

“All questions as to validity, eligibility (including time of receipt) and acceptance for payment of any tender of common shares will be determined by the BOVESPA and the CBLC in their sole discretion, which determination shall be final and binding on all parties. The BOVESPA and the CBLC may waive any defect or irregularity in the tender of any common shares of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. No tender of common shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither we nor any of our affiliates or assigns nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The interpretation of the BOVESPA and the CBLC of the terms of the tender offer will be final and binding.”

THE TENDER OFFER—SECTION 4. WITHDRAWAL RIGHTS

The first paragraph on page 13 is hereby amended and restated to read as follows:

“The BOVESPA and the CBLC will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and the determination of the BOVESPA and the CBLC will be final and binding on all parties.”

THE TENDER OFFER—SECTION 12. BACKGROUND AND PURPOSE OF THE TENDER OFFER

The third paragraph under the caption “Section 12. Background and Purpose of the Tender Offer” on page 21 is hereby amended and restated to read as follows:

“Pursuant to Article 254-A of Law No. 6,404/76 of Brazilian law, Telemar is required (1) to make an offer to purchase all of the remaining outstanding voting shares of TNCP for at least 80% of the purchase price paid to Vivo for the common shares acquired from Vivo on April 3, 2008, and (2) to make an offer to purchase all of the outstanding voting shares of Amazônia Celular not held by TNCP for at least 80% of the implied purchase price paid in the April 3, 2008 acquisition. The purchase price that we paid to Vivo for the common shares that we acquired from Vivo on April 3, 2008 was R$99.38 per common share. As a result, the purchase price that we are required to pay in this tender offer is no less than R$79.51 per common share, or 80% of the purchase price per common share paid to Vivo. This tender offer is being made in compliance with Article 254-A of Law No. 6,404/76.”

THE TENDER OFFER—SECTION 15. CERTAIN LEGAL AND REGULATORY MATTERS

The first paragraph under the caption “Section 15. Certain Legal and Regulatory Matters” on page 23 is hereby amended and restated to read as follows:

“We can offer no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to TNCP’s business or certain parts of TNCP’s business might not have to be disposed of.”

THE TENDER OFFER—SECTION 16. FEES AND EXPENSES

The first paragraph under the caption “Fees and Expenses” on page 24 is hereby amended by adding the following text at the end of that paragraph:

“For a summary of the valuation report prepared by Credit Suisse, please see “Special Factors—Valuation Report of Credit Suisse” in our Offer to Purchase dated July 18, 2008 with respect to our offer to purchase any and all preferred shares of TNCP, which was filed with the SEC on Schedule TO on July 18, 2008, together with the amendments to this summary that are contained in Amendment No. 1 to that Schedule TO which was filed with the SEC on August 13, 2008. You may access these filings on the internet at the SEC’s website at http://www.sec.gov.”

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibit is hereby added to Item 12 of the Schedule TO:

Exhibit No.	Description
(D)	Private Underwriting Agreement on Mandatory Public Offerings for the Acquisition of Common Shares Issued by Tele Norte Celular Participações S.A. and Amazônia Celular S.A. between Telemar Norte Leste S.A. and Credit Suisse (Brasil) S.A. Correctora de Títulos e Valores Mobiliários dated July 7, 2008 (English Translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008

Telemar Norte Leste S.A.

By:	/s/ José Luis Magalhães Salazar
Name: José Luis Magalhães Salazar
Title: Chief Financial Officer

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa
Title: Chief Executive Officer